BEST AVAILABLE COPY


Group

The Secretary-General


05008443



Securities and Exchange Commiss
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 10th, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

SUPPL

Dear Sir or Madam

We send you enclosed the English version of the press releases of April 29, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

BEST AVAILABLE COPY

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAY 31 2005



PRESS RELEASE

Amsterdam/Brussels/Paris – 29 april 2005 - 8:00 am

Success of the Duisenberg mediation

The mediation effort concerning shareleasing products undertaken by Mr Duisenberg has led to an agreement.

Mr Duisenberg launched mediation talks in February 2005 between Dexia Bank Nederland (DBNL) and the foundations Leaseverlies and Eegalease, and the Consumentenbond, with the support of *Vereniging van Effectenbezitters* – Dutch Association of Securities holders (VEB).

The solutions apply both to contracts terminated since January 1997 and to active contracts, as follows:

- Clients terminating their contracts with a residual debt will benefit from a discount of two thirds of the residual debt; however past profits, when applicable, will be deducted.

- Clients invoking Section 1:88 of the Civil Code (spousal consent) to request the nullification of their contract before expiration of the prescription period will benefit from a full discount (100% of the residual debt); past profits, when applicable, will be deducted.

- Clients with a contract that cannot end with a residual debt will be granted a discount of 10% on the residual debt upon early termination.

- Clients who have already accepted the Dexia Offer will be offered an additional option: upon immediate payment of the residual debt, they will benefit from a one third discount thereof.

- The existing "hardship clause", meant to resolve all potential social problems, will continue to be accessible to all clients and applicable to all products.

The foundations Leaseverlies and Eegalease will submit this settlement to their members and recommend to accept it. If the majority of respondents react positively, the Foundations will put an end to their collective proceedings against Dexia.

The implementation of these general principles is targeted to be available for all customers before the end of June 2005.

The above agreement is not applicable to a specific group of customers who hold a combination of products including a share leasing agreement and a securities deposit account ("Depotlease"), for which the bank has already proposed a separate settlement.

Dexia has made it clear to all interested parties that its willingness to enter into a global settlement entails no admission of responsibility.

The cost of the settlement for Dexia will be in the order of EUR 400 million. In view of the existing provisions in Dexia's accounts and of the contribution of EUR 218 million made by Aegon (see press release dated Feb. 11, 2005), the impact should be a pre-tax charge of approximately EUR 100 million, in the first quarter 2005 accounts.

Dirk Bruneel, Chairman of Dexia Bank Nederland, declared:

"The issues raised by the share leasing products sold by Bank Labouchere have led to numerous difficulties over the last years. Whilst Dexia feels that it has acted correctly and that its arguments are strong, we also recognize that this matter has evolved into a global social issue in the Netherlands and we had to deal with this fact.
Dexia salutes the efforts and stewardship of M. Duisenberg who, in the presence of very firm standpoints on both sides, has succeeded in bringing an agreement together.
Dexia has made the choice to negotiate with Leaseverlies, Eegalease, the Consumentenbond and the VEB, as they are the best-suited representatives both of our customers and more generally of society's concerns regarding this issue.
We are confident that the response of the contract holders will be positive and that this matter will be definitively settled."

Contacts	Press	Investor Relations
Paris:	+33 1 43 92 80 20	+33 1 43 92 80 34
Brussels:	+32 2 222 44 01	+32 2 213 57 46
Amsterdam :	+31 6 26 21 67 73	